June 4, 2010

By EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AllianceBernstein Holding L.P. and AllianceBernstein L.P.
Forms 10-K for the year ended December 31, 2009
File Nos. 1-9818 and 0-29961

Dear Mr. Hartz:

We are responding to your comment letter dated May 11, 2010 concerning the Forms 10-K filed February 11, 2010 by AllianceBernstein Holding L.P. (“Holding”) and AllianceBernstein L.P. (“AllianceBernstein”).  The words “we” and “our” in our responses refer collectively to Holding and AllianceBernstein, or to their officers and employees.  Where the context requires distinguishing between Holding and AllianceBernstein, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your questions and set forth our responses directly below each question.

Item 7. Management’s Discussion and Analysis, page 33
AllianceBernstein, page 36
Investment Advisory and Services Fees, page 39

1.
We note that investment advisory and services fees are the largest component of your revenues.  As such, it appears a robust discussion of these fees is necessary for an investors understanding of your period to period changes in these fees.  As such, please revise future filings to include a more specific and comprehensive discussion of the factors impacting investment advisory and services fees.  We have the following comments in this regard:

●
Comprehensively discuss the material components underlying the changes in assets under management for each period presented for each distribution channel and investment service.  Specifically, provide a detailed analysis of the factors contributing to the gross inflows and outflows and performance of your funds.  For your discussion of the performance impact on assets under management, you may need to discuss the specific performance of your material funds or investment services.  Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

Response:  We currently provide in our Management Discussion & Analysis comprehensive roll-forward tables for each of our distribution channels and investment services that include sales/new accounts, redemptions/terminations and cash flows (clients increasing or decreasing money managed by AllianceBernstein, but not adding a new account or terminating its accounts), as well as market performance.  The factors contributing to gross inflows and outflows of client money include conditions of financial markets, our investment performance in the short-term and long-term relative to benchmarks and relative to other investment managers, experience of the portfolio manager, the client’s overall relationship with AllianceBernstein, the level and quality of client servicing, recommendations of consultants, and changes in clients’ investment preferences and liquidity needs.  In future filings we will qualitatively disclose these factors as contributors to inflows and outflows of client money, but we do not believe that we can individually distinguish and correlate the thought processes of our clients with our gross inflows or outflows in any given period.

In regard to your request for a detailed discussion of the impact of our investment performance on AUM, we have addressed this in our responses to the comments below.

●
You indicate in your risk factor on page 18 that throughout 2008, and in particular during the fourth quarter, you underperformed benchmarks in virtually all of your investment services, in some cases by substantial amounts.  In so doing, you failed to meet client expectations, which contributed to net outflows across each of your three buy-side distribution channels in 2008 and 2009.  Although your investment performance improved significantly in 2009, you continued to experience net outflows in each of our three buy-side distribution channels, particularly in the Institutions channel.  Please comprehensively revise the discussion of your investment and advisory fees to address the information you have provided in this risk factor.  It appears that a discussion of your rates of returns for each of your investment services and their corresponding benchmarks may be necessary for an investor’s understanding of changes in your assets under management as well as your investment and advisory fees.

Response:  In our risk factor we stated that failure to meet client expectations (in regard to investment performance) contributed to net outflows across each of the three buy-side distribution channels in 2008 and 2009.  Although we believe that to be true, we also believe that investors look at many other factors when making decisions about whether to have AllianceBernstein manage more or less of their money.  We discussed these factors in our first response above.

We have hundreds of investment composites which we construct and utilize to calculate representative investment returns for our various investment services.  No one composite represents a significant portion of our total AUM, and it would be impractical to disclose rate of return information at the individual composite level.  However, we have set forth below expanded disclosure regarding our rates of return and corresponding benchmarks to which we compare those returns for twelve composites that we believe are representative of our investment performance within our value, growth, blend and fixed income services.  We will include similar disclosures in future filings.

Annual absolute investment composite returns and relative performance compared to benchmarks for certain representative value, growth, blend and fixed income services during 2009, 2008 and 2007 were as follows:

	2009	2008		2007

Global Value
Annualized return	35.8%	(50.8	) %	2.6%
Relative return (vs. MSCI World Index - net)	5.8	(10.1)		(6.4)
International Value
Annualized return	36.1	(50.7)		6.9
Relative return (vs. MSCI EAFE Index - net)	4.3	(7.3)		(4.3)
U.S. Diversified Value
Annualized return	21.2	(41.2)		(3.3)
Relative return (vs. Russell 1000 Value Index)	1.5	(4.3)		(3.1)
Global Research Growth
Annualized return	32.1	(52.8)		13.4
Relative return (vs. MSCI World Index - net)	2.1	(12.1)		4.4
International Large Cap Growth
Annualized return	32.3	(50.7)		18.4
Relative return (vs. MSCI EAFE Index - net)	0.5	(7.3)		7.2
U.S. Large Cap Growth
Annualized return	36.9	(40.1)		14.4
Relative return (vs. Russell 1000 Growth Index)	(0.3)	(1.7)		2.6
Global Blend
Annualized return	34.3	(51.9)		7.7
Relative return (vs. MSCI World Index - net)	4.3	(11.2)		(1.3)
International Blend
Annualized return	34.6	(50.3)		12.2
Relative return (vs. MSCI EAFE Index - net)	2.8	(6.9)		1.0
Emerging Market Blend
Annualized return	88.8	(56.8)		34.8
Relative return (vs. MSCI EM Index - net)	10.3	(3.4)		(4.6)
Strategic Core Plus (fixed income)
Annualized return	18.8	(5.4)		5.6
Relative return (vs. Custom Index)	12.4	(10.1)		(1.2)
Global Plus (fixed income)
Annualized return	17.8	(8.1)		9.6
Relative return (vs. Barclays Global Aggregate)	10.9	(12.9)		0.1
Emerging Market Debt (fixed income)
Annualized return	44.3	(18.0)		7.6
Relative return (vs. JMP EMBI Global)	16.2	(7.1)		1.3

●	Quantify and discuss the changes in your investment and advisory fees as it relates to changes in average assets under management separately from the impact of shifts in product mix.

Response:  We have set forth below expanded disclosure regarding changes in investment and advisory fees.  We will make similar disclosures in future filings.

Investment advisory fees for Institutional and Retail services are generally calculated as a percentage of average AUM for a specific time period.  Investment advisory fees for Private Client Services are calculated as a percentage of AUM at a specific point in time or for a specific billing period.  Our average basis points realized (investment advisory fees divided by the average AUM) generally approximate 50 basis points for equity services, 30 basis points for fixed income services and less than 10 basis points for indexed or passive services.  As such, a shift of client assets from active equity services toward fixed income services and/or passive services would result in a decline in revenues just as a shift of assets toward active equity services would increase revenues.

Institutional investment advisory and services fees decreased $430.1 million, or 34.7%, in 2009, primarily as a result of a decrease of 33.2% in average AUM and the impact of a shift in product mix toward lower fee services.  As a percentage of total average Institutional AUM, equity services declined 13.3% while fixed income and other services increased 10.5% and 2.8%, respectively.

Retail investment advisory and services fees decreased $227.9 million, or 30.3%, in 2009, primarily as a result of a decrease of 27.7% in average AUM and the impact of a shift in product mix toward lower fee services.  As a percentage of total average Retail AUM, equity services declined 17.9% while fixed income and other services increased 7.3% and 10.6%, respectively.

Private Client investment advisory and services fees decreased $261.2 million, or 30.8%, in 2009, primarily as a result of a decrease in average billable AUM of 29.4% across services and the impact of a shift in product mix toward lower fee services.  As a percentage of total average Private Client AUM, equity services declined 12.4% while fixed income services increased 12.3%.

●
We note your presentation of average assets under management by distribution channel and investment service on page 37.  You indicate that fee income generally increases or decreases as average assets under management increase or decrease and is therefore impacted by the amount and timing of market appreciation or depreciation, the addition of new client accounts or client contributions of additional assets to existing accounts, withdrawals of assets from and termination of client accounts, purchase and redemptions of mutual fund shares, and shifts of assets between accounts and products with different fee structures.  As such, provide a comprehensive discussion of the changes in such average balances from period to period with reference to the above factors which you have identified as potentially impacting average assets under management.

Response:  We present average AUM for the last three years by distribution channel and investment service immediately after presenting roll-forward tables for the last two years by distribution channel and investment service.  The roll-forward tables separately disclose new accounts, redemptions or terminations, cash flow changes (clients withdrawing money but not terminating their accounts with us) and market appreciation or depreciation.  We believe that these roll-forward tables illustrate the factors mentioned and that repeating these figures in text discussion would be redundant.  In future filings, we will summarize the increases and decreases in average AUM using the roll-forward tables as references.

●
You indicate on page 8 that the percentage fees you charge vary, in part, with the type of investment service.  Please disclose the differing fee structures for each type of investment service, include a range of fees charged, and quantify how changes in average assets under management for each of your investment services impacted your investment advisory and services fees you recognized in each period presented.

Response:  Our fee rates are negotiated based on a variety of factors, including service type, terms of investment (if containing a lock-up provision, tracking error compared to the benchmark, etc.), total amount the client has invested across all AllianceBernstein products and whether the investment service has capacity constraints or not.  We believe that average rates, as disclosed in our response above (in third bullet of Comment 1), is sufficient for an understanding of how our pricing impacts our fee revenues.

2.
Please disclose the extent of any significant decline in assets under management subsequent to the balance sheet date but prior to the filing of your Form 10-K or 10-Q.  To the extent that you experienced a significant decline in assets under management subsequent to the balance sheet date but prior to the filing of your Form 10-K or Form 10-Q, please quantify the portion of the decline that was attributable to performance as opposed to redemptions.  Please also disclose which investment services were most significantly impacted.  Refer to Item 303(A) (3)(ii) of Regulation S-K for guidance.

Response:  On February 11, 2010 we reported in a news release preliminary January AUM of $479.7 billion, which decreased $15.8 billion, or 3.2%, from $495.5 billion at December 31, 2009 (the Form 10-K balance sheet date).

Negative investment performance accounted for $12.0 billion, or 2.4%, of the decline and net outflows accounted for $3.8 billion, or 0.8%, of the decline.  The 2.4% decline attributable to negative investment performance in January was less than the decline in the S&P 500 (3.6%), the Russell 1000 Growth Index (4.4%), the Russell 1000 Value Index (2.8%) and the MSCI World Index (4.1%).  The 0.8% decline attributable to net outflows in January compared favorably to declines attributable to monthly net outflows in October through December 2009 of 1.0%, 1.4% and 1.0%, respectively.

Based on our analysis of January 2010 assets under management as discussed in the preceding paragraph, we do not believe that we experienced a significant decline in AUM subsequent to the Form 10-K balance sheet date.

In future periods, if we experience significant changes in AUM subsequent to the balance sheet date but prior to the filing of our Form 10-K or 10-Q, we will disclose that fact and include a discussion of the reasons for those changes and the investment channel or services affected.

Distribution Revenues, page 40

3.
Please expand your discussion of distribution revenues to provide a more robust discussion of your average mutual funds asset under management.  Please expand your disclosures to address why the 26.7% decline in distribution revenues for 2009 was less severe than the 31.1% decline in investment advisory and services fees for 2009 but the 20.1% decline in distribution services for 2008 was more severe than the 16.1% decline in investment advisory and services fees for 2008.

Response:  Our year-on-year fluctuations of distribution revenues are typically in-line with the fluctuations of Retail average AUM and Retail base investment advisory and services fees because distribution revenues are directly correlated with Retail average AUM.  Typically, there is not a direct correlation between distribution revenues and total investment advisory and services fees.

Distribution revenues decreased 26.7% during 2009, which is essentially in line with the 27.7% decline in Retail average assets under management and the 30.4% decline in Retail base investment advisory and services fees.  Distribution revenues decreased 20.1% during 2008, which is essentially in line with the 19.4% decline in Retail average assets under management and the 20.6% decline in Retail base investment advisory and services fees.  These direct correlations explain substantially all of the change in distribution revenues.

In future filings we will clarify this relationship.

Bernstein Research Services, page 40

4.
Please expand your discussion of research services revenue to provide more insight into the transaction charges received for providing equity research and brokerage-related services to institutional investors.  Quantify and discuss the changes in your revenues earned for providing equity research separately from your brokerage related services.  Quantify the number of transactions and the combined value of these transactions for each period presented.  To the extent material, separately quantify the impact of revenues from higher volumes in the U.S. and Europe from the declines due to the mix shift and lower security valuations in Europe where trades are priced on basis points.

Response:  We do not distinguish between and are unable to determine revenues earned for providing equity research separately from those earned for providing trade execution services.  U.S. revenues represent approximately 75% – 80% of Bernstein Research Services total revenues.  European revenue fluctuations have not been material during 2009 or 2008.  In future filings, we will focus on the significant factors causing the revenue increases and decreases that we believe represent useful information for investors, including U.S. trading volumes and the mix shift toward electronic, or “low-touch”, trading.

Investments Gains (Losses), page 40

5.
Please substantially revise your disclosure to provide a robust discussion and analysis of net gains (losses) from investment activities for each period presented such that investors understand the material factors affecting the amounts recognized and any material uncertainties or trends that may impact future results.  In this regard, it would appear appropriate to separately discuss the gross realized gains, gross realized losses, gross unrealized gains, and gross unrealized losses for both your trading investments and investments owned by your consolidated venture capital fund.  It may also be necessary to provide a detailed discussion of some of your more material investments to fully analyze the components of this line item.  Refer to Item 303(A)(3) of Regulation S-K and the corresponding instructions and Section 501.12 of the Financial Reporting Codification for guidance.

Response:  We have set forth below expanded disclosure regarding our investment gains and losses.  The majority of the activity in this account relates to deferred compensation-related investments we purchase to economically hedge the notional elections made by deferred compensation award recipients.  We have not included details of gross realized and unrealized gains and losses because we believe that such information does not contribute materially to an understanding of net gains (losses) from our investment activities.  However, material gains or losses of specific investments are separately discussed where necessary for a full understanding of variances.  We will make similar disclosures in future filings.

Investment gains (losses) during 2009, 2008 and 2007 were as follows (in millions):

	2009	2008	2007

Deferred compensation-related investments
Realized gains/(losses)	$(63.9)	$(70.3)	$26.5
Unrealized gains/(losses)	184.4	(254.7)	(21.5)
Consolidated private equity fund investments
Realized gains/(losses)	17.2	0.8	-
Unrealized gains/(losses)	5.8	1.8	9.2
Other investments
Realized gains/(losses)	(5.9)	(10.7)	14.6
Unrealized gains/(losses)	6.9	(16.1)	0.9
	$144.5	$(349.2)	$29.7

Realized gains or losses on deferred compensation-related investments typically occur in December of each year as award tranches vest and related investments are sold to provide cash for payments to employees.  The realized losses in 2009 and 2008 reflect the significant global financial market declines that occurred during 2008.  The significant unrealized losses on deferred compensation-related investments in 2008 also reflect market declines in 2008, while the significant unrealized gains recorded in 2009 reflect the recovery of global financial markets in 2009.

Our consolidated private equity fund realized gains of $17.2 million in 2009 as a result of initial public offerings completed by two companies in which the fund had invested.

Employee Compensation and Benefits, page 41

6.
We note that employee compensation represented approximately 56%, 56% and 58% of total expenses in 2009, 2008 and 2007.  Further discuss changes in employee compensation as a percentage of revenues.  In addition, explain to investors the incentive compensation component and the correlation to “mark to market gains on related investments”.  In this regard, we note that while this components increased in 2009 and decreased in 2008, your total employee compensation decreased in 2009 and increased in 2008.

Response:  We have set forth below disclosure regarding employee compensation as a percentage of revenues and expanded discussion of the impact on compensation expense of mark-to-market gains or losses on deferred compensation-related investments.  We will make similar disclosures in future filings.

Compensation expense as a percentage of net revenues was 44.7%, 41.4% and 40.5% during 2009, 2008 and 2007, respectively.  Compensation expense is determined on a discretionary basis taking into account our expected revenues and profitability.  During 2009, management determined, based on expected revenues for the year that adjusted employee compensation expense should range between 45% and 50% of our adjusted revenues.  This compensation range was established because management believes it provided sufficient compensation to allow us to competitively attract, develop and retain high-quality talent.  This range is reviewed periodically by management.  Adjusted compensation expense is total compensation less recruitment, training, temporary help and meals costs, and adjusted revenues is total net revenues less distribution revenues.  Our ratio of adjusted compensation expense as a percentage of adjusted revenues was 48.5%, 45.1% and 43.8% during 2009, 2008 and 2007, respectively.  The increase each year is due to the decline in revenues outpacing the decline in compensation expense.

In 2009, all deferred compensation awards to eligible employees, which typically vest ratably over four years, were made in the form of restricted Holding Units.  Prior to 2009, employees receiving deferred compensation awards had the option to allocate a portion of their award to notional investments in company-sponsored investment products (primarily mutual funds).  Increases in the value of the notional investments in company-sponsored investment products increase the company’s compensation liability to employees, while decreases in the value of the investments decrease the company’s liability.  The company would generally purchase an amount of these investments equivalent to the notional investments and hold them in a consolidated trust to economically hedge its exposure to valuation changes on its future obligations.  Mark-to-market gains or losses on these investments are recognized in investment gains and losses as they occur.  However, the impact of cumulative mark-to-market gains or losses is recognized as increases or decreases in compensation expense ratably over the remaining vesting period.  As a result, there will not be a direct correlation between current period deferred compensation-related investment gains or losses recognized in revenues and the amortization of cumulative mark-to-market investment gains or losses recognized in compensation expense.  Although there can be significant volatility from period to period as the value of these investments changes, if a participant remains employed by the company over the entire vesting period of the award, mark-to-market investment gains or losses recognized in revenues will equal mark-to-market investment gains or losses recognized in compensation expense.

The investment gains and losses relating to deferred compensation-related investments recognized in net revenues as compared to the amortization of deferred compensation awards notionally invested in company-sponsored investment products during 2009, 2008 and 2007 are as follows (in millions):

	2009	2008	2007

Investment gains/(losses)	$120.5	$(325.0)	$5.0

Amortization of awards notionally invested in company-sponsored investment products:
Original award	159.2	198.5	160.9
Prior periods mark-to-market	(50.0)	(22.8)	28.9
Current period mark-to-market	47.9	(134.4)	(1.1)
Total	157.1	41.3	188.7
Net operating income impact	$(36.6)	$(366.3)	$(183.7)

Promotion and Servicing, page 41

7.
With regard to your promotion and servicing expenses, separately quantify and discuss changes related to distribution plan payments to financial intermediaries for distribution of AllianceBernstein mutual funds from the amortization of deferred sales commissions paid to financial intermediaries for the sale of back-end load shares of AllianceBernstein mutual funds.  To the extent material, also discuss changes in expenses related to travel and entertainment, advertising, promotional materials, etc.

Response:  We have set forth below expanded disclosure regarding the changes in the material expense categories underlying promotion and servicing expenses.  We will make similar disclosures in future filings.

Promotion and servicing expenses decreased $125.2 million, or 22.3%, in 2009.  The decrease primarily reflects lower distribution plan payments of $66.7 million, a decline of 24.3%, generally in line with the 27.7% decline in average Retail Services AUM and the 26.7% decline in distribution revenues, and lower amortization of deferred sales commissions of $24.2 million as a result of a decrease in the deferred sales commission asset.  Our deferred sales commission asset will continue to decline because, effective January 31, 2009, back-end load shares are no longer offered by our U.S.-registered investment companies to new investors.  In addition, travel and entertainment decreased $16.6 million and printing and mailing-related expenses decreased $17.6 million as a result of our expense reduction efforts.

Promotion and servicing expenses decreased $122.1 million, or 17.9%, in 2008.  The decrease primarily reflects lower distribution plan payments of $60.8 million, a decline of 18.1%, generally in line with the 19.4% decline in average Retail Services AUM and the 20.1% decline in distribution revenues, and lower amortization of deferred sales commissions of $16.4 million as a result of a decrease in the deferred sales commission asset.  In addition, travel and entertainment expense decreased $26.8 million and printing and mailing-related expenses decreased $17.6 million as a result of our expense reduction efforts.

General and Administrative, page 42

8.	Separately quantify and discuss the changes in the material expense categories underlying general and administrative expenses for each period presented.

Response:  We have set forth below expanded disclosure regarding the changes in the material expense categories underlying general and administrative expenses.  We will make similar disclosures in future filings.

General and administrative expenses increased $19.2 million, or 3.6%, in 2009.  The increase primarily was due to an insurance reimbursement of $35.3 million received in 2008 and foreign exchange gains of $20.1 million in 2008 as compared to foreign exchange losses of $0.4 million in 2009.  Offsetting the effect of these prior-year gains were decreases in office-related expenses of $14.8 million, professional fees of $11.7 million and technology-related expenses of $10.2 million, all a result of our effort to reduce expenses.

General and administrative expenses decreased $35.3 million, or 6.1%, in 2008 due primarily to the insurance reimbursement of $35.3 million.

Net Income of Consolidated Entities Attributable to Non-Controlling Interests, page 42

9.
Separately quantify and discuss the changes in net income of consolidated entities attributable to the 90% non-controlling interest of your consolidated venture capital fund from your 50% interest in consolidated joint ventures.  Discuss why there were higher gains on investments owned by your venture capital fund and why there were lower joint venture earnings.

Response:  In accordance with comment #5 above, we will expand disclosure regarding the higher gains on investments owned by our consolidated venture capital fund.  In future filings we will reference the disclosure made in this section of the MD&A to the disclosure made in the investment gains and losses section of the MD&A.  Generally, we do not believe that changes to our joint venture earnings are material.  If joint venture earnings become material, we will make disclosures similar to those below in future filings.

Joint venture net income, substantially all of which related to our Australian joint venture, was $7.3 million, $18.3 million and $23.5 million in 2009, 2008 and 2007, respectively, of which approximately 50% is included in net income of consolidated entities attributable to non-controlling interests.  The declines in net income were primarily driven by lower revenues as a result of lower assets under management, partially offset by lower compensation expenses as a result of lower headcount.

Capital Resources and Liquidity, page 43

10.	Provide a comprehensive discussion of your cash flows from operating, investing and financing activities. Reference Item 303(a) of Regulation S-K and release No. 33-8350.

Response:  We have set forth below expanded disclosure regarding our cash flows from operating, investing and financing activities for 2009 and 2008.  We will make similar disclosures in future filings.

During 2009, net cash provided by operating activities was $625.5 million, compared with $1.4 billion during 2008 and $1.2 billion during 2007.  These changes were due primarily to the following (in millions):

	2009	2008
	vs.	vs.
	2008	2007

Lower net income	$(269.9)	$(428.7)
Higher unrealized (gains) losses on deferred compensation related investments	(439.1)	233.0
(Lower) higher other adjustments to reconcile net income to net cash provided by operating activities	(64.0)	15.3
Timing of changes in assets and liabilities	33.7	330.0
(Decrease) increase in net cash provided by operating activities	$(739.3)	$149.6

During 2009, net cash used in investing activities was $57.2 million, compared to $54.2 million during 2008 and $111.1 million during 2007.  The increase in 2009 compared to 2008 reflects net purchases of investments of $3.5 million during 2009 as compared to net proceeds from sales of investments of $21.0 million during 2008, offset by lower capital expenditures (net of proceeds from sales) of $21.5 million.  The decrease in 2008 compared to 2007 reflects lower capital expenditures (net of proceeds from sales) of $62.4 million, offset by lower net proceeds from the sales of investments of $5.5 million.

During 2009, net cash used in financing activities was $544.5 million, compared to $1.3 billion during 2008 and $1.1 billion during 2007.  The decrease in 2009 compared to 2008 reflects lower distributions to the general partner and unitholders of $554.9 million as a result of lower earnings and lower repayment of commercial paper (net of issuances) of $223.4 million.  The increase in 2008 compared to 2007 reflects net repayment of commercial paper during 2008 of $260.1 million as compared to net issuance of commercial paper in 2007 of $175.8 million, partially offset by lower distributions to the general partner and unitholders of $344.9 million due to lower earnings.

11.
We note the tabular presentation of select items related to capital resources and liquidity and your limited textual discussion of certain of these items as presented below the table.  Further expand your discussion to address the changes in the material components you have identified such as distributions paid to General Partners and unitholders and Available Cash Flow.

Response:  As indicated in our response to comment #10 above, we will expand our disclosure in future filings of material cash flow components.  In addition, in future filings we will clarify that Available Cash Flow in most instances is the number of Units outstanding multiplied by diluted earnings per Unit for the period.  Therefore, it will be evident that an increase or decrease in Available Cash Flow is due primarily to the increase or decrease in diluted earnings per Unit.  We will disclose that Available Cash Flow is determined by the Board or the Executive Committee of the Board in accordance with the partnership agreement and discuss the reasons for any instances where the distribution per Unit is not equal to the diluted earnings per Unit for the period.

12.
We also note your tabular presentation of select items includes cash flows from operations.  While we note that information is useful, we believe it should be considered in the framework of the statement of cash flows which reflects management’s decisions as to the use of these cash flows and the external sources of capital used.  Therefore, presentation of one part of a cash flow statement should be avoided.  Refer to FRC 202.03 and revise future filings accordingly.

Response:  The disclosures presented in our response to comment #10 above will replace the tabular presentation noted in your review.  As such, presentation of only one part of the cash flow statement will be avoided.

Critical Accounting Estimates, page 45

13.
Tell us what consideration you gave to identifying your principals of consolidation as a critical accounting policy in order to provide your investors with sufficient insight as to how you determined which management agreements and other financial arrangements with entities that hold client assets under management represent variable interest entities and further whether you are the primary beneficiary of these entities.  In this regard, we note that on a quarterly basis you review these agreements and arrangements to determine the variable interest entities that you are required to consolidate.  In this regard, we also note your adoption of ASU 2009-17 Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, as of January 1, 2010.

Response:  We manage our client AUM pursuant to written investment management agreements.  The majority of our agreements provide for the payment of a management fee based on a specified percentage of assets under management.  In most instances, these arrangements do not represent a variable interest.  For approximately 9% of our client AUM we are also entitled to a performance fee.  For products or entities in which we have a variable interest we determine whether we are the primary beneficiary and are therefore required to consolidate the VIE.  As of December 31, 2009, we were not required to consolidate any variable interest entities as a result of being the primary beneficiary.

We provide disclosure of our significant accounting policies in regard to variable interest entities in the notes to our financial statements. Based on the simple structure of our investment management agreements and our minimal investments in the products or entities we manage, we did not believe that further discussion was needed in the critical accounting estimates section of the MD&A.  However, as a result of the adoption of ASU 2009-17 and the more significant level of judgment required in the periodic review of the collateralized debt obligations that we manage under Topic 810, we expanded our disclosures regarding the evaluation of variable interest entities in our significant accounting policies in our first quarter 2010 Form 10-Q.  Similarly, we will include the evaluation of variable interest entities as a critical accounting estimate in future filings.

Compensation Discussion and Analysis, page 104
Factors Considered when Determining Executive Compensation, page 106

14.
Although quantitative targets for subjective or qualitative assessments may not be required, please provide insight of how qualitative inputs are translated into objective pay determinations.  With respect to the bullet point disclosure on pages 106-107 relating to the business and operation goals established in 2009, we would expect to see discussion of how the individual performance relative to the business and operation goals correlated to compensation decisions in 2009.  If individual performance was a significant factor in determining compensation, please identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions and payouts.  Please advise.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:  We have set forth below expanded disclosure regarding how individual performance relative to the business and operational goals of our named executive officers (other than Mr. Kraus, whose compensation is specified in his employment agreement) correlated to compensation decisions in 2009.  We have included substantially similar disclosure in the Definitive Proxy Statement on Schedule 14A we filed on May 21, 2010 and will also include it in all applicable future filings.

The priorities of our named executive officers (other than Mr. Kraus) generally include a robust set of factors relating to our firm’s financial performance, its strategic and operational considerations, the specific business or function headed by each named executive officer, each named executive officer’s management effectiveness, talent development and adherence to our firm’s culture, including risk/control management and regulatory compliance.  Because specific factors will vary among business units, among individuals and during different business cycles, we do not adopt any specific weighting or formula under which these metrics are applied.

We have described below the business and operational goals established in 2009 for our named executive officers (other than Mr. Kraus) and the contribution to our firm each made in achieving these goals:

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For Mr. Steyn, the main elements of his business and operational goals included: restoring financial leverage to the firm through the right-sizing, rationalization and re-engineering of the Distribution Services’ units (Private Client, Institutions and Retail) and the Corporate and Fiduciary Services’ units (Finance, Legal and Compliance, IT and Operations); leading the continued collaboration and co-operation of the three distribution channels; focusing the distribution channels on key strategic initiatives and new product launches; integrating the local management of the overseas offices (in particular London, Hong Kong, Tokyo and Sydney) into the global management of the distribution channels; and working with Human Capital and Finance on the overhaul of the firm’s incentive and deferred compensation programs.

o
Mr. Steyn was successful in achieving these goals in 2009.  The most significant contributions made by Mr. Steyn toward achieving these goals included: significantly improving our Company’s operating leverage by reducing headcount, increasing use of offshore resources and re-engineering various departments and functions so that they perform more efficiently; leading collaboration among our three buy-side distribution channels by holding regular joint meetings among channel heads, instituting key transfers between channels and integrating Institutions and Retail client service and marketing; creating a new product development team that services each of our Company’s three buy-side distribution channels; and implementing a long-term incentive compensation program pursuant to which all awards are made in the form of restricted Holding Units, making our compensation program more competitive with industry peers and aligning our employees’ interests with those of our unitholders and clients.  Mr. Steyn’s compensation reflected Mr. Kraus’s and the Compensation Committee’s judgment in assessing the importance of these contributions to our Company.

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For Mr. Gingrich, the main elements of his business and operational goals included: optimizing the revenue and profit contribution of our Bernstein Research Services unit; further enhancing this unit’s research capabilities, trading services and product array; extending this unit’s geographic platform; and attracting, motivating and retaining top talent.

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Mr. Gingrich was successful in meeting these goals in 2009.  The most significant contributions made by Mr. Gingrich toward achieving these goals included leading our sell-side business to: record market share and profitability in 2009; its best results achieved to date in third-party surveys; further expansion of its European trading platform; and new business initiatives in equity derivatives, Asia and equity capital markets.  Mr. Gingrich’s compensation reflected Mr. Kraus’s and the Compensation Committee’s judgment in assessing the importance of these contributions to our firm.

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For Mr. Cranch, the main elements of his business and operational goals included: maintaining the firm’s good compliance record; sustaining and improving the Legal and Compliance Department’s level of client service; minimizing litigation against the firm; and creating a high performance culture among staff in the Legal and Compliance department.

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Mr. Cranch was successful in meeting these goals in 2009. The most significant contributions made by Mr. Cranch toward achieving these goals included: his strong leadership and advocacy at all levels of the firm, and particularly within the Legal and Compliance Department, in requiring strict adherence to the firm's compliance policies and procedures and ensuring that the firm fulfills its fiduciary duties to its clients; engaging senior business leaders of the firm to solicit their views about the Legal and Compliance Department’s performance and then discussing with his direct reports ways to improve that performance; and his leadership in identifying practices and circumstances that risk exposing the firm to litigation and taking steps to proactively mitigate that risk.  Mr. Cranch's compensation reflected Mr. Kraus’s and the Compensation Committee’s judgment in assessing the importance of these contributions to our firm.

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For Mr. Joseph, the main elements of his business and operational goals included: assuming global responsibility for administrative functions and restructuring our firm’s finance organization to achieve greater operational efficiency and an improved control environment; leading a firm-wide initiative to reduce controllable operating expenses by at least 15%; accelerating our firm’s monthly closing process; enhancing management reporting and decision support; implementing procedures to better allocate capital, de-risk our firm’s balance sheet and secure an appropriate level of liquidity; and identifying and developing our firm’s next generation of finance leaders.

o
Mr. Joseph was successful in meeting these goals in 2009. The most significant contributions made by Mr. Joseph toward achieving these goals included: reducing firm-wide controllable operating expenses by 15%; establishing a culture of continuous improvement and maintaining a robust system of controls over financial reporting; assuming global responsibility for our administrative functions;  initiating a plan to restructure our finance organization to make it more efficient and better-positioned to support our business units; implementing an accelerated financial closing process that achieved significant efficiencies and reduced the monthly closing cycle;  maintaining adequate liquidity through more efficient utilization of working capital and credit facilities; initiating a process for capital allocation with greater control and accountability; and mentoring senior finance managers to prepare them for increased responsibility. Mr. Joseph’s compensation reflected Mr. Kraus’s and the Compensation Committee’s judgment in assessing the importance of these contributions to our Company.

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In connection with responding to your comments, Holding and AllianceBernstein acknowledge that:

●	Holding and AllianceBernstein are responsible for the adequacy and accuracy of the disclosure in their respective filings;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	Holding and AllianceBernstein may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 756-1842.

Sincerely,

/s/ John B. Howard
John B. Howard
Chief Financial Officer
AllianceBernstein Holding L.P. and AllianceBernstein L.P.